SECURITIES AND EXCHANGE COMMISSION PRIVATE
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D

                                Amendment Number 4

                    Under the Securities Exchange Act of 1934


                    Transportacion Maritima Mexicana SA de CV
                                 (Name of Issuer)

                                      ADRs
                         (Title of Class of Securities)

                                   893868208
                                 (CUSIP Number)

                                Arthur Goetchius
            350 Park Avenue, 11th Fl., New York, NY 10022 (212) 755-9000
                     (Name, address and telephone number of person
                    authorized to receive notices and communications)

                                 March 24, 1998
                (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement.[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 20 pages


                                       13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                 EGS Associates, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                          WC
__________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                298,230
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 298,230
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 298,230
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 2.10%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                 PN
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Page 2 of 20 pages


                                   13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Partners, L.L.C.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                          AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               991,285
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               996,750
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               996,750
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               7.02%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                               IA
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Page 3 of 20 pages


                                    13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                  Bev Partners, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                          WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 149,520
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 149,520
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 149,520
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  1.05%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                  PN
________________________________________________________________________
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 20 pages


                                   13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                     Jonas Partners, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                          WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  15,000
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  15,000
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  15,000
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 .11%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                                  PN
________________________________________________________________________
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Page 5 of 20 pages


                                  13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                 William Ehrman
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                          AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               1,454,035
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,459,500
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,459,500
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 10.28%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                     IN
________________________________________________________________________
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Page 6 of 20 pages


                                  13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                 Frederic Greenberg
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                           AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,454,035
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  1,459,500
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  1,459,500
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   10.28%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                                   IN
________________________________________________________________________
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Page 7 of 20 pages


                                  13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                   Frederick Ketcher
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                           AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              1,454,035
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               1,459,500
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,459,500
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                10.28%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        Page 8 of 20 pages


                               13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                Jonas Gerstl
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                           AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                    -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   1,454,035
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   1,459,500
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   1,459,500
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   10.28%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                    IN
________________________________________________________________________
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Page 9 of 20 pages


                                 13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                  James McLaren
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                          AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                   -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,454,035
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,459,500
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,459,500
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 10.28%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                  IN
________________________________________________________________________
                ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Page 10 of 20 pages


                                   13D
CUSIP No. 893868208
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                 William Lautman
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                          AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,454,035
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,459,500
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,459,500
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                10.28%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                  IN
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Page 11 of 20 pages


     The Schedule 13D, initially filed on October 1, 1997, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl, (ix) James McLaren and (x) William D. Lautman, relating to the American Depository Receipts (the "ADRs") (each ADR representing one Series "L" share of Common Stock) (the "Shares")issued by Transportacion Maritima Mexicana SA de CV (the "Company"), is hereby amended by this Amendment No. 4 to the Schedule 13D as follows:

Item 2 is hereby amended and restated in its entirety as follows:

ITEM 2.   IDENTITY AND BACKGROUND.
---------------------------------
(a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to Shares beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to Shares beneficially owned by it,
(iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to Shares beneficially owned by it, (v) William Ehrman, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vi) Frederic Greenberg, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vii) Frederick Ketcher, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (viii) Jonas Gerstl, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (ix) James McLaren, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners, and (x) William Lautman, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     The members of EGS Partners and the general partners of EGS Associates, Bev Partners, and Jonas Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLaren and William Lautman (collectively, the "General Partners").

     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, BEV Partners, Jonas Partners and each of the General Partners is 350 Park Avenue, 11th Floor, New York, New York 10022 and
(ii) EGS Overseas is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

     (c) The principal business of each of EGS Associates, EGS Overseas, BEV Partners and Jonas Partners is that of a private investment firm, engaging

                          Page 12 of 20 pages


in the purchase and sale of securities for investment for its own account.
The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts including EGS Overseas. The present principal occupations of the General Partners are as general partners of EGS Associates, Bev Partners and Jonas Partners, as members of EGS Partners, and as Managing Directors of EGS Securities Corp.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, BEV Partners and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company. EGS Overseas is a British Virgin Islands corporation.

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------
     The net investment cost (including commissions, if any) of the ADRs beneficially owned by EGS Associates, EGS Partners, (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners is approximately $2,158,702, $7,359,282, $7,354, $1,085,091, and
$107,400, respectively.

     Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman currently own no Shares or ADRs.

     The ADRs purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities and with investment capital of each discretionary account under management of EGS Partners.

     The ADRs beneficially owned by EGS Associates, EGS Partners, (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities, L.L.C. and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the ADRs purchased. Non-margin accounts are maintained at Bankers Trust Company. Currently, the interest rate charged on such various margin accounts is approximately 8.25% per annum.

                          Page 13 of 20 pages


Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------
          (a) The approximate aggregate percentage of shares of ADRs reported beneficially owned by each person herein is based on 14,198,884 shares outstanding, which is the total number of Shares outstanding as of December 31, 1996, as reflected in the Company's Form 20-F filed with the Securities and Exchange Commission for the period ended December 31, 1996 (which is the most recent Form 20-F on file).

          As of the close of business on April 3, 1998:

          (i) EGS Associates owns beneficially 298,230 Shares, constituting approximately 2.10% of the Shares outstanding.

          (ii) EGS Partners owns directly no Shares. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 995,650 Shares, (constituting approximately 7.01% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 1,100 shares of Common Stock purchased for EGS Overseas (constituting approximately
 .01% of the shares outstanding), which, when aggregated, total 996,750 shares of Common Stock, constituting approximately 7.02% of the shares outstanding.

          (iii) Bev Partners owns beneficially 149,520 Shares, constituting less than 1% of the Shares outstanding.

          (iv) Jonas Partners owns 15,000 Shares, constituting less than 1% of the Shares outstanding.

          (v) Messrs. Ehrman, Greenberg, Gerstl, Ketcher, McLaren and Lautman own directly no Shares.

          The Reporting Partners' ownership reported herein is through ownership of related ADRs.

          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 298,230 shares beneficially owned by EGS Associates, the 996,750 shares beneficially owned by EGS Partners, the 149,520 shares beneficially owned by Bev Partners, and the 15,000 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 1,459,500 Shares, constituting approximately 10.28% of the Shares outstanding.

          (vi) In the aggregate, the Reporting Persons beneficially own a total of 1,459,500 Shares, constituting approximately 10.28% of the Shares outstanding.

          (b)     (i)     Each of EGS Associates, EGS Partners (with respect
to shares held by EGS Overseas and other discretionary accounts), Bev Partners, and Jonas Partners has the power to vote and to dispose of the Shares beneficially owned by it,

                          Page 14 of 20 pages


which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

          (c) The trading dates, number of ADRs purchased or sold and price per share for all transactions in the ADRs from the 60th day prior to March 24, 1998 until April 3, 1998 by EGS Associates, Bev Partners, EGS Partners (excluding EGS Overseas) and EGS Overseas, are set forth in Schedules A, B, C, and D, respectively, and were all effected on the New York Stock Exchange. During such period, Jonas Partners and Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the ADRs.

          (d) No person other than each respective record owner of ADRs referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such ADRs.







































                            Page 15 of 20 pages


                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED:
                                        ________________________________
                                        Frederic Greenberg, as Attorney-
                                        in-Fact for William Ehrman,
                                        individually and as general
                                        partner of each of EGS
                                        ASSOCIATES, L.P., BEV PARTNERS,
                                        L.P., JONAS PARTNERS, L.P., and
                                        as member EGS PARTNERS, L.L.C.

                                        ________________________________
                                        Frederic Greenberg, individually
                                        and as general partner of each
                                        of EGS ASSOCIATES, L.P., BEV
                                        PARTNERS, L.P., JONAS PARTNERS,
                                        L.P., and as member EGS
                                        PARTNERS, L.L.C.

                                        ________________________________
                                        Frederick Ketcher, individually
                                        and as general partner of each
                                        of EGS ASSOCIATES, L.P., BEV
                                        PARTNERS, L.P., JONAS PARTNERS,
                                        L.P., and as member EGS
                                        PARTNERS, L.L.C.

                                        ________________________________
                                        Jonas Gerstl, individually and
                                        as general partner of each of
                                        EGS ASSOCIATES, L.P., BEV
                                        PARTNERS, L.P., JONAS PARTNERS,
                                        L.P., and as member EGS
                                        PARTNERS, L.L.C.


                                        ________________________________
                                        James McLaren, individually and
                                        as general partner of each of
                                        EGS ASSOCIATES, L.P., BEV
                                        PARTNERS, L.P., JONAS PARTNERS,
                                        L.P., and as member EGS
                                        PARTNERS, L.L.C.

                                        ________________________________
                                        William Lautman, individually
                                        and as general partner of each
                                        of EGS ASSOCIATES, L.P., BEV
                                        PARTNERS, L.P., JONAS PARTNERS,
                                        L.P., and as member EGS
                                        PARTNERS, L.L.C.

                             Page 16 of 20 pages


                                Schedule A
                                ----------


                           EGS Associates, L.P.
                           --------------------

                        Transactions in the ADRs

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

2/6/98                          5,000                      $7.31
2/11/98                         5,060                      $7.00
3/24/98                        14,360                      $6.94
3/30/98                         5,000                      $7.51
3/31/98                         5,000                      $7.57
4/2/98                         10,000                      $8.01
4/3/98                          5,000                      $7.95



































                           Page 17 of 20 pages


                               Schedule B
                               ----------

                          EGS Partners, L.L.C.
                          --------------------
                  (excluding EGS Overseas Fund Limited)

                        Transactions in the ADRs

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

1/23/98                       10,000                       $6.37
1/26/98                        5,000                       $6.50
1/27/98                       12,300                       $6.66
1/30/98                        1,500                       $6.81
2/2/98                        15,000                       $7.12
2/3/98                        15,000                       $7.45
2/4/98                        15,000                       $7.44
2/6/98                         8,000                       $7.42
2/9/98                        10,000                       $7.06
2/10/98                       10,000                       $6.81
2/11/98                       13,040                       $7.00
2/13/98                       10,000                       $6.75
2/25/98                        5,000                       $7.12
2/26/98                       10,000                       $6.96
2/27/98                       10,000                       $7.00
3/2/98                         5,000                       $6.94
3/6/98                        10,000                       $6.94
3/12/98                       10,000                       $7.00
3/17/98                       10,000                       $6.75
3/24/98                          200                       $6.94
4/1/98                        10,000                       $8.01
4/3/98                         5,000                       $7.82




















                         Page 18 of 20 pages


                              Schedule C
                              ----------

                           Bev Partners, L.P.
                           ------------------

                        Transactions in the ADRs


                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

1/28/98                       5,000                         $6.75
2/11/98                       1,900                         $7.00
3/16/98                      10,000                         $6.88
3/23/98                       6,000                         $6.88
3/24/98                       5,440                         $6.94





































                        Page 19 of 20 pages


                               Schedule D
                               ----------

                        EGS Overseas Fund Limited

                       Transactions in the ADRs


                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

3/18/98                         1,100                       $6.69










































                         Page 20 of 20 pages


(..continued)